SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934.

Commission File Number 0-27992

ELAMEX, S.A. DE C.V.

(Exact name of registrant as specified in its charter)

1800 NORTHWESTERN DRIVE

EL PASO, TEXAS  79912

(915) 298-3061

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

CLASS I COMMON STOCK

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 15d-6 [X]
Rule 12h-3(b)(1)(i) [X]

Approximate number of holders of record as of the certification or notice date:  100

Pursuant to the requirements of the Securities Exchange Act of 1934, Elamex, S.A. de C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                                                        ELAMEX, S.A. DE C.V.

DATE:  January 30, 2006                                 BY:  /Sam L. Henry/

NAME:  Sam L. Henry

TITLE:    Senior Vice-President and Chief Financial Officer